UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. ___)
Under the Securities Exchange Act of 1934

Nobilis Health Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
65500B103
(CUSIP Number)
Matthew Maruca 11700 Katy Freeway, Suite 300 Houston, Texas 77079 Telephone: 713.355.8614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65500B103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Donald L. Kramer
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 17,950,282(1)(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 17,950,282(1)(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,950,282(1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 23.7%(3)
14. Type of Reporting Person (See Instructions): IN

(1)
Includes 75,800 shares of common stock (each, a “Share”) of Nobilis Health Corp. that are held indirectly by Dr. Kramer through Donald Kramer Family, LLC, a company owned 50% by Dr. Kramer and 50% by Ilene T. Kramer.  Ilene T. Kramer is Dr. Kramer’s spouse.

(2)	Includes 15,874,482 Shares held indirectly by Dr. Kramer through Healthcare Ventures Ltd., a company controlled by Dr. Kramer.

(3)	Calculated based on the aggregate of 75,755,978 Shares outstanding as of March 8, 2016.

CUSIP No. 65500B103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald Kramer Family, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Texas, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 75,800(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 75,800(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 75,800(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0.1%(2)
14. Type of Reporting Person (See Instructions): CO

(1)	Donald Kramer Family LLC is a company owned 50% by Dr. Kramer and 50% by Ilene T. Kramer. Ilene T. Kramer is Dr. Kramer’s spouse.

(2)	Calculated based on 75,755,978 Shares outstanding as of March 8, 2016.

CUSIP No. 65500B103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Healthcare Ventures, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Texas, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,874,482(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,874,482(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,874,482(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 21.0%(2)
14. Type of Reporting Person (See Instructions): CO

(1)	Healthcare Ventures, Ltd. is a company controlled by Dr. Kramer.

(2)	Calculated based on 75,755,978 Shares outstanding as of March 8, 2016.

This Schedule 13D is being filed on behalf of Dr. Donald L. Kramer (“Dr. Kramer”), Donald Kramer Family, LLC (“Family LLC”) and Healthcare Ventures, Ltd. (“Healthcare” and, together with Dr. Kramer and Family LLC, collectively, the “Reporting Persons”) relating to the shares of common stock of Nobilis Health Corp. (the “Issuer”), a corporation existing under the laws of the Province of British Columbia.

Item 1.   Security And Issuer

This Statement relates to the shares of common stock (the “Shares”) of the Issuer.  The principal executive offices of the Issuer are located at 11700 Katy Freeway, Suite 300, Houston, Texas  77079.

Item 2.   Identity And Background

This statement is filed by the Reporting Persons.

Dr. Kramer’s business address is 3330 Chevy Chase Dr., Houston, Texas  77019.  Dr. Kramer is a citizen of the United States.  He is an investor:

Family LLC, a corporation existing under the laws of Texas, is a holding company that manages various investments. Family LLC’s principal business and principal office address is 3330 Chevy Chase Dr., Houston, Texas  77019.  Dr. Kramer owns 50% of the issued and outstanding membership interests of Family LLC and Ilene T. Kramer own the other 50% of the membership interests.  Ilene T. Kramer is Dr. Kramer’s spouse.  Dr. Kramer is the President and a manager of Family LLC and Ilene T. Kramer is the Secretary and a manager of Family LLC.

Healthcare, a limited partnership existing under the laws of Texas, is a partnership that manages various investments.  Healthcare’s principal business and principal office address is 3330 Chevy Chase Dr., Houston, Texas  77019.  Healthcare Ventures Management Corp. (“Healthcare Ventures”), a corporation existing under the laws of Texas, is the general partner of Healthcare.  Dr. Kramer is the sole director and officer of Healthcare Ventures and accordingly controls Healthcare.

None of the Reporting Persons nor any of their directors, executive officers, members or partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors, executive officers, members or partners has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information with respect to each executive officer and manager of Family LLC and the general manager of Healthcare, see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.   Source and Amount of Funds or Other Consideration

On October 1, 2014, Dr. Kramer was granted 2,000,000 Restricted Stock Units (each, a “RSU”), which RSUs vest on the demand of Dr. Kramer, at which, for each RSU that is vested, either (i) one Share is issuable or (ii) a cash payment in an amount equal to the US dollar equivalent of the market price per RSU on the vesting.

On May 13, 2015, Healthcare sold 1,350,000 Shares at a price of $4.50 per Share for aggregate proceeds of $6,075,000.

On May 13, 2015, Dr. Kramer sold 150,000 Shares at a price of $4.50 per Share for aggregate proceeds of $675,000.

On February 10, 2016, Dr. Kramer exercised 1,800,000 RSUs and acquired 1,800,000 Shares upon exercise of the RSUs.

On February 12, 2016, Healthcare purchased 20,000 Shares at a price of $1.971 per Share for an aggregate amount of $39,420.

On February 16, 2016, Healthcare purchased 20,000 Shares at a price of $2.0780 per Share for an aggregate amount of $41,560.

On February 17, 2016, Healthcare purchased 20,000 Shares at a price of $2.1912 per Share for an aggregate amount of $43,824.

On February 18, 2016, Healthcare purchased 20,000 Shares at a price of $2.3023 per Share for an aggregate amount of $46,046.

On March 7, 2016, Dr. Kramer exercised 200,000 RSUs and acquired 200,000 Shares upon exercise of the RSUs.

Item 4.   Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes. In that connection, the Reporting Persons may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate.  Alternatively, the Reporting Persons may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time and other than as described in Item 5 of this Schedule 13D, none of the Reporting Persons nor, to their knowledge, any of their executive officers, directors, managers or partners have the intention of acquiring additional Shares of the Issuer, although the Reporting Persons reserve the right to make additional purchases on the open market, in private transactions and from treasury.  None of the Reporting Persons nor, to their knowledge, any of their executive officers, directors, managers or partners have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares(2)
Dr. Kramer	17,950,282(1)	23.7%
Family LLC	75,800	0.1%
Healthcare	15,874,482	21.0%

(1)	Includes the (i) 2,000,000 Shares held directly by Dr. Kramer, (ii) 75,800 Shares owned by Family LLC and (iii) 15,874,482 shares owned by Healthcare.

(2)	Calculated based on 75,755,978 Shares outstanding as of March 8, 2016.

Dr. Kramer has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,000,000 Shares. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Dr. Kramer may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 15,950,282 Shares, which include all of the Shares directly owned by Family LLC and Healthcare.

Family LLC has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of any Shares.

Healthcare has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of any Shares.

During the last 60 days and except as setout below there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

On February 10, 2016, Dr. Kramer exercised 1,800,000 RSUs and acquired 1,800,000 Shares upon exercise of the RSUs.

On February 12, 2016, Healthcare purchased 20,000 Shares at a price of $1.971 per Share for an aggregate amount of $39,420.

On February 16, 2016, Healthcare purchased 20,000 Shares at a price of $2.0780 per Share for an aggregate amount of $41,560.

On February 17, 2016, Healthcare purchased 20,000 Shares at a price of $2.1912 per Share for an aggregate amount of $43,824.

On February 18, 2016, Healthcare purchased 20,000 Shares at a price of $2.3023 per Share for an aggregate amount of $46,046.

On March 7, 2016, Dr. Kramer exercised 200,000 RSUs and acquired 200,000 Shares upon exercise of the RSUs.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7.    Material to Be Filed as Exhibits

A.           Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 11, 2016
Date

/s/ Donald Kramer
Signature

Dr. Donald L. Kramer
Name/Title

DONALD KRAMER FAMILY LLC

/s/ Donald Kramer
Signature

Dr. Donald L. Kramer, President, Manager and Member
Name/Title

HEALTHCARE VENTURES, LTD.

/s/ Donald Kramer
Signature

Healthcare Ventures Management Corp., General Partner of Healthcare Ventures Ltd.
Name/Title: Dr. Donald L. Kramer, President and Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of Nobilis Health Corp., is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that Matthew Maruca shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  March 11, 2016

By:      /s/ Donald Kramer
Dr. Donald L. Kramer

Dated:  March 11, 2016

DONALD KRAMER FAMILY, LLC

By:      /s/ Donald Kramer
Name:   Dr. Donald L. Kramer
Title:  President, Manager and Member

Dated:  March 11, 2016

HEALTHCARE VENTURES, LTD.

By:      /s/ Donald Kramer
Name:   Healthcare Ventures Management Corp.
Title:  General Partner
Name:  Dr. Donald L. Kramer, President and Director

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Donald Kramer Family LLC and Healthcare Ventures, Ltd.

DONALD KRAMER FAMILY LLC
Name/Position	Business Address	Principal Occupation	Citizenship
Donald L. Kramer President and Manager	3330 Chevy Chase Dr. Houston, Texas 7719	Investor	United States
Ilene T. Kramer Secretary and Manager	3330 Chevy Chase Dr. Houston, Texas 7719	Investor	United States

HEALTHCARE VENTURES, LTD.
Name/Position	Business Address	Principal Occupation	Citizenship
Healthcare Ventures Management Corp.(*)	3330 Chevy Chase Dr. Houston, Texas 7719	General Partner	United States

(*) -	Donald L. Kramer is the sole director and officer of Healthcare Ventures Management Corp. and accordingly controls Healthcare Ventures Ltd.